August 16, 2017

VIA EDGAR

Ms. Sheila Stout

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

RE:	AIM Growth Series (Invesco Growth Series), AIM Investment Funds (Invesco Investment Funds) and AIM Counselor Series Trust (Invesco Counselor Series Trust) (each, a “Trust” and collectively, the “Trusts”) (I/C File Nos. 811-02699, 811-05426, 811-09913)

Dear Ms. Stout:

On behalf of the Trusts, thank you for speaking with Peter Davidson and Michael Insalaco on April 18, 2017, about the Trusts’ financial statements referenced herein (the “Financial Statements”) as they pertain to Invesco Low Volatility Equity Yield Fund, Invesco Low Volatility Emerging Markets Fund and Invesco Global Low Volatility Equity Yield Fund, each series of the Trusts (each, a “Fund” and collectively, the “Funds”). In furtherance of our discussions, set forth below are our responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Financial Statements. (For your convenience, we have restated the Staff’s comments below, followed by our written responses.)

1.	Comment:	The Funds appear to have experienced higher volatility than their respective benchmark indices, even though each Fund’s investment strategy indicates the Fund seeks to achieve a lower volatility level than the Fund’s benchmark. Please consider whether any changes to the Funds’ disclosure are needed to avoid investor confusion. In addition, the Funds’ volatility appears to have increased over the last six months. Please explain the reason for the increase, including whether the investment strategy of the Funds has changed.

	Response:	The investment strategy of the Funds has not changed and each Fund continues to seek to achieve a lower volatility level than its benchmark. Portfolio volatility is the outcome of two factors – volatility of the individual securities and the correlations between the securities.

The Funds’ portfolios are constructed of securities that Invesco believes, in the aggregate, prospectively will have lower volatility characteristics relative to their benchmark indices. Invesco’s optimization models utilize past volatility of securities as a part of the portfolio construction process. The volatility of individual securities can change over time depending on market dynamics.

If a portfolio is constructed of securities with higher correlations, its overall volatility will be higher and vice-versa. Further, change of correlations between securities could also increase or reduce the volatility of a portfolio.

As such, the actual (realized) volatility of the Funds’ portfolio securities may be higher than the expected or estimated volatility.

Invesco believes that although its optimization models have at times resulted in higher actual (realized) volatility of the Fund’s portfolio securities, over a full market cycle (e.g., 3 – 5 years) the Fund’s volatility is expected to be lower than the benchmark index of the Fund.

Invesco will enhance the Funds’ prospectus disclosure to clarify the period of time over which Invesco expects the Fund to realize lower volatility relative to the Fund’s benchmark index.

2.	Comment:	How do the Funds monitor compliance with their investment strategy to seek to achieve a lower volatility than the Fund’s benchmark?

	Response:	The Funds’ principal investment strategy seeks to achieve a risk-adjusted return that is higher than the fund’s benchmark while targeting lower risk than the Fund’s benchmark. On a regular basis, the Funds’ portfolio management teams monitor realized or actual volatility of the Funds’ portfolios versus the realized or actual volatility of the Fund’s benchmark. In circumstances where realized volatility of a Fund’s portfolio exceeds the realized volatility of the Fund’s benchmark, the portfolio management team will analyze the drivers of that variance and make adjustments to their risks (volatility) model and portfolio selection characteristics for the Fund when deemed appropriate.

3.	Comment:	The Invesco Low Volatility Emerging Markets Fund prospectus states that the Fund invests primarily in large cap issuers but may also invest in mid-cap and small-cap issuers. The Fund’s most recent annual report indicates it invests 50% of its assets in large cap issuers. Has Invesco Low Volatility Emerging Markets Fund historically invested more than 50% of its assets in large capitalization stocks? Is the Fund’s current composition of investments consistent with prior periods or has the Fund changed its investment style to focus more on small-cap and mid-cap issuers?

	Response:	The Invesco Low Volatility Emerging Markets Fund prospectus states

“[t]he Fund considers an issuer to be a large-capitalization issuer if it has a market capitalization, at the time of purchase, within the range of the largest and smallest capitalized companies included in the MSCI Emerging Markets Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. As of October 31, 2016, the capitalization of companies in the MSCI Emerging Markets Index ranged from $422.9 million to $149.8 billion.

As of June 27, 2017, the composition of investments of the Invesco Low Volatility Emerging Markets Fund included approximately 74% of assets in large cap issuers. This composition of investments in large cap issuers is consistent with the Fund’s historical investments in large cap issuers. The Fund has not changed its investment style to focus more on small-cap and mid-cap issuers.

4.	Comment:	Each Fund’s MDFP included in its annual report does not appear to discuss how derivatives may impact performance. Please include such a discussion in future MDFPs.

	Response:	The Registrants acknowledge the Staff’s comment and will include such disclosure in future MDFPs, when applicable. The Registrants note that each Fund’s most recent annual report included a discussion of the impact that its investments in futures contracts had on the Fund.

5.	Comment:	Each Fund’s MDFP included in its annual report does not state whether the Funds achieved lower volatility than their benchmark index. Please include in future MDFPs a discussion of whether the Fund achieved lower volatility than its benchmark index and, if not, why not.

	Response:	The Funds will include the requested disclosure in future MDFPs.

6.	Comment:	If any fees waived by the Funds are subject to recoupment, disclose the terms of such recoupment.

	Response:	The Registrant confirms that there are no recoupment policies in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

7.	Comment:	Please confirm whether any investments in affiliates are disclosed in compliance with Regulation S-X Sections 12-14 and 6-07.

	Response:	The affiliated securities noted in the financial statements are in securities of Invesco affiliated money market funds, which the Funds use either as a cash sweep vehicle or as the investment vehicle for a Fund’s securities lending proceeds. Based on prior Staff comments to an affiliated an affiliated fund, the Fund’s practice is to not include additional disclosure required by Regulation S-X Sections 12-14 and 6-07 for affiliated money market funds.

Please do not hesitate to contact me at 713-214-7888, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/S/ PETER A. DAVIDSON

Peter A. Davidson
Assistant General Counsel

Cc: Marianne Dobelbower, SEC

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